SE 15026346 IISSION

.. ...ington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66236

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G&L Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Highland Place
(No. and Street)

Sea Cliff	NY	11579
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Le Porin (212) 269-2403
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240	Boca Raton	FL	33431-7328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 20 2015
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MD 5/22/15

OATH OR AFFIRMATION

I, Daniel J. Le Porin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G&L Partners, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires August 22, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G & L PARTNERS, INC.

Table of Contents

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of:
G&L Partners, Inc.

We have audited the accompanying financial statements of G&L Partners, Inc., which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity (deficit), changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. G&L Partners, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G&L Partners, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule 1 and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of G&L Partners, Inc.'s financial statements. The supplemental information is the responsibility of G&L Partners, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 27, 2015

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

G&L PARTNERS, INC.
Statement of Financial Condition
December 31, 2014

ASSETS	
Current Assets	
Cash	138,452
Clearing Broker Account	100,021
Commissions Receivable	115,714
Rebates Receivable	11,536
Other Assets	20,642
Total Current Assets	386,365
Furniture & Equipment, net	780
TOTAL ASSETS	387,145
LIABILITIES & STOCKHOLDER'S EQUITY (DEFICIT)	
Liabilities	
Current Liabilities	
Accounts Payable & Accrued Expenses	61,607
Line of Credit	98,947
Payroll Taxes Payable	676
Total Current Liabilities	161,230
Liabilities Subordinated to Claims of General Creditors	
Subordinated Loan - related party - officer/stockholder	250,000
Total Long Term Liabilities	250,000
Total Liabilities	411,230
Stockholder's Equity (Deficit)	
Common Stock - No Par Value - 200 shares authorized, 20 shares issued and outstanding	350,000
Additional Paid in Capital	410,000
Accumulated Deficit	(784,085)
Total Stockholder's Equity (Deficit)	(24,085)
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY (DEFICIT)	387,145

See Notes to Financial Statements

G&L PARTNERS, INC.
Statement of Operations
For the Year Ended December 31, 2014

Revenue	
Commission Income	1,010,915
Commission - Options	77,258
Rebates	119,044
Total Income	1,207,217
Operating Expense	
Officer Salaries	369,380
Employee Commission	336,716
Fin Op Salary	9,000
Payroll Taxes & Benefits	47,331
Interest Expense	3,902
Interest Expense - Related Party	25,000
Commissions & Clearing Fees	142,955
Technology, Data & Comm Exp	131,795
Travel & Entertainment	28,771
Professional Fees	31,014
Insurance	2,363
Office Expense	8,726
Miscellaneous Expense	67
Gifts	4,842
Charitable Contributions	8,180
Dues and Subscriptions	4,688
Bank Service Charges	1,203
Bad Debt from Loan	60,000
SIPC Fees	2,862
Total operating Expense	1,218,795
Loss Before Income Taxes	(11,578)
Provision for Income Taxes	6,117
Net Loss	(17,695)

See Notes to Financial Statements

G&LPARTNERS, INC

Statement of Change in Stockholder's Equity (Deficit)

For the Year Ended December 31, 2014

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity (Deficit)
	Shares	Amount			
Balance, December 31, 2013	20	$ 350,000	$ 410,000	$ (766,390)	$ (6,390)
Net loss for the year ended December 31, 2014	-	-	-	(17,695)	(17,695)
Balance, December 30, 2014	20	350,000	410,000	(784,085)	(24,085)

See Notes to Financial Statements

G&L PARTNERS, INC.
Statement of Changes in Liabilities Subordinated
For the Year Ended December 31, 2014

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Balance at December 31, 2013	250,000
Increase	-
Decrease	-
Balance at December 31, 2014	250,000

See Notes to Financial Statements

G&L PARTNERS, INC.
Statement of Cash Flows
December 31, 2014

OPERATING ACTIVITIES	
Net loss	(17,695)
Adjustments to reconcile Net loss to net cash provided by operations:	
Bad Debt Expense	60,000
(Increase) Decrease in:	
Commissions Receivable	18,225
Rebates Receivable	(10,170)
Other Assets	(4,354)
Increase (Decrease) in:	
Accounts Payable	(4,816)
Payroll Taxes Payable	676
Net cash provided by Operating Activities	41,866
Net cash increase for period	41,866
Cash at beginning of period	96,586
Cash at end of period	138,452

Supplemental Disclosure of Cash Flow Information:

Interest Paid	$ 28,902
Taxes Paid	$ 8,408

See Notes to Financial Statements

Note 1 - Organization and Nature of Business

G&L Partners, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company is a privately owned and funded agency only FINRA member broker-dealer specializing in execution in equities and options. The client base consists of both FINRA and Non FINRA members. The Company clears through Wedbusch Securities and does not carry customer funds.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the accompanying financial statements include the allowance on loan receivable.

Fair Value measurements and Fair Value of Financial Instruments

The carrying amounts of the Company's financial assets, including cash, commissions receivable and of certain financial liabilities including accounts payable, accrued compensation approximate fair value because of their short maturities. Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. A three-tier hierarchy distinguishes between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

The inputs are summarized in the three broad levels listed below.

Level 1	- quoted prices in active markets for identical investments
Level 2	- other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)
Level 3	- significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

Commissions & Rebates Receivable

Commissions & rebates receivable have been adjusted for all known uncollectible accounts. An allowance for doubtful accounts is not provided since, in the opinion of management all accounts and retained receivables recorded on the books are deemed collectible.

Property and Equipment

Property and equipment is stated at cost. Significant additions or improvements extending asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. Depreciation has been

computed using the straight-line methods for financial statement reporting and various accelerated method allowable for income tax purposes. These assets are depreciated over their useful lives ranging from 3 years to 7 years.

Accounts Payable
Accounts payable consist of all operating liabilities that can be matched to the period the goods or services were incurred.

Commission Revenues
Commission revenue and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Income Taxes
The Company elected to be taxed for Federal and New York State income tax purposes as an S-Corporation. Under this structure, the shareholders' are liable for any Federal or State income tax due. The Corporation does not pay any federal or state income tax, however, New York City does not recognize S-Corporations and has a local tax based on net income from the business. The amount of current state and city income tax payable is recognized as of the date of the financial statement, using the currently enacted laws and rates. Deferred tax assets and or liabilities have not been recorded as this has been determined to be immaterial.

The Company evaluates each tax position taken on its tax returns and recognizes a liability for any tax position deemed less likely than not to be sustained under examination by relevant taxing authorities. The Company's open tax years subject to examination by relevant taxing authorities are 2012, 2013 and 2014.

Note 3 - Concentrations

Concentration of Cash
The Company at times during operations could have cash deposits that exceed $250,000 at one individual bank. The Federal Deposit Insurance Company (FDIC) insures only the first $250,000 in member banks. At December 31, 2014 the Company does not have any uninsured balances.

Concentration with Customers
The Company conducts business with the following customer that exceeded 10% of the commission revenue and receivable as follows:

	Revenue in 2014	Commission receivable at December 31,2014
Customer A	$138,475	$10,966

Concentration of Clearing Broker
The Company uses one clearing broker for all clearing services. At December 31, 2014, commissions receivable of $56,966 was due from this broker.

Note 4 - Loans Receivable
The Company loaned $60,000 to a former employee in July of 2012. As of December 31, 2014 the Company determined the loan was doubtful of collection and wrote off this loan by recording a $60,000 bad debt expense in 2014.

Note 5 - Line of Credit
The Company has a $100,000 line of credit from Chase Bank. The principal balance due as of December 31, 2014 was $98,947. The annual interest rate as of December 31, 2014 was 4.25%. The line which matures in February each year has been automatically renewed for one year.

Note 6 - Liabilities Subordinated to Claims of General Creditors

Subordinated liabilities in the amount of $250,000 consists of a note covered by a subordination loan agreement, which was approved by FINRA. The $250,000 note was automatically renewed on September 25, 2014 and bears interest at the rate of 10%. Interest expense paid for 2014 was $25,000. The lender is the president and sole stockholder and is therefore a related party.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $174,429 which was $163,680 in excess of its required net capital of $10,749.

Note 8 - Income Taxes

The current portions of income tax expense included in the statement of operations as determined in accordance with ASC 740, "Accounting for Income Taxes", as of December 31, 2014 are as follows:

Federal Tax	$ 0
New York State Annual Filing Fee	$ 1,000
New York City Tax	$ 5,117
	$ 6,117

G & L PARTNERS, INC.

Supplementary Information

G&L PARTNERS, INC.
Computation of Net Capital
December 31, 2014

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Total ownership equity from Statement of Financial Condition		(24,085)
Deduct ownership equity not allowable for Net Capital		0
Total ownership equity qualified for Net Capital		(24,085)
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		250,000
Other (deductions) or allowable liabilities		0
Total capital and allowable subordinated liabilities		225,915
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition (See List A)	51,486	
Secured demand note deficiency	0	
Commodity futures contracts and spot commodities-proprietary capital charges		
Other deductions and/or charges	0	
	0	
		(51,486)
Other additions and/or allowable credits		
Total non-allowable accrued liabilities from Statement of Financial Condition		0
Net Capital before haircuts on securities positions		174,429
Haircuts on securities (computed, where applicable, pursuant to 13c301(f):		
Contractual securities commitments	0	
Subordinated securities borrowings	0	
Trading and investment securities:		
Exempted securities	0	
Debt securities	0	
Options	0	
Other securities	0	
Undue concentration	0	
Other	0	
		0
NET CAPITAL		174,429

G&L PARTNERS, INC.
Computation of Basic Capital
December 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required		10,749
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
Net capital requirement		10,749
Excess net capital		163,680
Excess net capital at 120% of minimum net capital requirement		158,306

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition		161,230
Add:		
Drafts for immediate credit	0	
Market value of securities borrowed for which no equivalent value is paid or credited	0	
Other unrecorded indebtedness	0	
		0
Total aggregate indebtedness		161,230
Perecentage of aggregate indebtedness to net capital		92.43%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0.00%

G&L PARTNERS, INC.
Reconciliation with Company's Computation
December 31, 2014

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014

Net Capital as reported in company's Part IIA (unaudited) focus report	174,429
Audit adjustments to net capital	0
NET CAPITAL per above	174,429

LIST A

Commission Receivable	20,228
Rebates Receivable	11,536
Refund Receivable	5,996
Prepaid Expenses	12,946
Property and equipment	780
	51,486

G&L PARTNERS, INC.
Supplemental Note to Financial Statements
December 31, 2014

NOTES RE: OTHER SCHEDULES

The Company claims an exemption from the Securities and Exchange Commission Rule 15c3-3 under paragraph (k) (2) (ii) based on the following:

> All customer transactions are cleared through another broker-dealer/clearing organization on a fully disclosed basis. The Company does not carry securities accounts for customers nor does it perform custodial functions relating to customer securities.

Accordingly, the following schedules are not presented as part of these financial statements:

- Computation for determination of reserve requirements

- Information relating to possession or control requirements

G&L PARTNERS, INC.

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

For the Year Ended December 31, 2014

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Stockholder of:
G&L Partners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by G&L Partners, Inc. (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants ("AICPA"). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;
5. Compared the amount of overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 27, 2015

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying *Exemption Report*, in which (1) G&L Partners, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which G&L Partners, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) G&L Partners, Inc. stated that G&L Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. G&L Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about G&L Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 27, 2015

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

G&L PARTNERS INC.

MEMBER NYSE
EURONEXT/AMEX/FINRA/ARCA

Rule 15C3-3 Exemption Report

G & L Partners, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the SEC (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(a) and (4) and to the best of its knowledge and belief, the Company states the following:

The Company claimed exemption from 17 C.F.R. 240.15C3-3 under the provisions of 17 C.F.R. 240.15C3-3(k)(2)(ii) as such provisions apply to the Company, an introducing broker-dealer who clears all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. The Company has arrangements wherein the clearing broker-dealer carries all of the customer accounts of the Company and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

I, Daniel J. Le Porin, CEO attest that to the best of my knowledge and belief that the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 have been met throughout the most recent fiscal year as ended December 31, 2014 and without exception.

I, Daniel J. Le Porin, CEO affirm that to the best of my knowledge and belief that this Exemption Report is true and correct.

By: ______________________ Daniel J. Le Porin, CEO, CCO

Dated: February 25, 2015

8 Highland Place, Sea Cliff, NY 11579 (212) 269-2403 dleporin@gandlpartners.com

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying *Exemption Report*, in which (1) G&L Partners, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which G&L Partners, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) G&L Partners, Inc. stated that G&L Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. G&L Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about G&L Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 27, 2015

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Stockholder of:
G&L Partners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by G&L Partners, Inc. (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants ("AICPA"). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;
5. Compared the amount of overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 27, 2015

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

Filing ID: 437371 (Please retain this number for further inquiries regarding this form)
Submitted By: dleporin
Submitted Date: Sat Feb 28 19:33:50 EST 2015

All fields marked with * are mandatory.

Annual Audit Notice Information:

Name of Auditor*		PCAOB #*	
Salberg& Company,P.A.		106	
Auditor Address - Street*	City*	State*	Zip Code*
2295 NW Corporate Blvd,ste240	Boca Raton	FL	33431

Auditor Main Phone Number*

561-995-8270

Lead Audit Partner Name*

Scott Salberg

Lead Audit Partner Direct Phone Number

561-995-8270 ext 301

Lead Audit Partner Email Address*

scottsalberg@salbergco.com

FYE: 2014-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

- ☑ Facing Page [Form X-17A-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- ☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- ☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-

5(d)(2)(iii)]

SEA Rule 15c3-3 ***(Select ONLY One)***

◉ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

○ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

SEA Rule 17a-5(e)(4)(ii) - ***Select ONLY One***

○ For Firms Claiming Exclusion from SIPC Membership, a copy of SIPC-3 Form **AND** Independent Public Accountant's Report on Agreed Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership.

◉ For SIPC Members, a copies of the SIPC Supplemental Report **AND** Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

○ For SIPC Members with Minimal Revenue, (i.e., $500,000 or less in gross revenue from their Annual Audit report filed pursuant to SEA Rule 17a-5(d).) Broker-Dealers are not required to file the SIPC Supplemental Report pursuant to SEA Rule 17a-5(e)(4)(ii) if reporting revenue of $500,000 or less.

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

☑ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit: